Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation of our report dated December 8, 2022, except for Note 18, as to which the date is February 9, 2023, in the Registration Statement on Form F-1 under the Securities Act of 1933 with respect to the consolidated balance sheets of EPWK Holdings Ltd., its subsidiaries, and its variable interest entities as of June 30, 2022 and 2021, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended June 30, 2022, and the related notes (collectively referred to as financial statements) included herein.

We also consent to the reference to our firm under the heading “Experts” in such Registration Statement.

San Mateo, California	WWC, P.C.
February 9, 2023	Certified Public Accountants
PCAOB ID: 1171